The following is a summary of 10f-3 transactions reported to the New England Zenith Fund Board of Trustees during the six months ended June 30, 2000.

Morgan Stanley International Magnum Equity Series (Series 10) engaged in one Rule 10f-3 transaction during the period.

The Series purchased Egg, Plc. on June 12, 2000.
148,000,000 securities were offered.
The affiliated broker was Morgan Stanley & Co. International Ltc.
The price per unit was 1.6 British pounds.
The Series purchased 24,800 units with a cost of 39,680 GBP from Goldman Sachs & Co.
The securities were offered pursuant to a firm commitment underwriting. The transaction was executed away from Morgan Stanley and Morgan Stanley did not receive any compensation in connection with the transaction.
The commission or spread received by the underwriters was reasonable and fair.
The total principal amount purchased by the Series was less than 10% of the total offering.